                                                          OMB APPROVAL
                                                   OMB Number:    3235-0145
                                                   Expires:   October 31, 1997
                                                   Estimated average burden
                                                   hours per form .......14.90


                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D
                                (Rule 13d-101)
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*


                             KENETECH CORPORATION
--------------------------------------------------------------------------------
                               (Name of Issuer)

                       8.25% CONVERTIBLE PREFERRED STOCK
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   488878307
--------------------------------------------------------------------------------
                                (CUSIP Number)

                               Russell S. Berman
    c/o Kronish, Lieb, Weiner & Hellman LLP, 1114 Avenue of the Americas,
                    New York, NY 10036-7798 (212) 479-6120
--------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                         Notices and Communications)

                              September 30, 1997
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D


-------------------------------------  -----------------------------------------
CUSIP No.     488878307                Page    2         of   9           Pages
         ---------------------------       ------------    -------------
-------------------------------------  -----------------------------------------

------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Quadrangle Offshore (Cayman) LLC

------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]
                                                                     (b) [ ]



------------------------------------------------------------------------------
    3     SEC USE ONLY


------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

          WC
------------------------------------------------------------------------------
    5     CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(c)                                           [ ]

------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          Cayman Islands, B.W.I.
------------------------------------------------------------------------------
       NUMBER OF             7     SOLE VOTING POWER

         SHARES                    427,500
                           ---------------------------------------------------
      BENEFICIALLY          8      SHARED VOTING POWER

     OWNED BY EACH                 0
                           ---------------------------------------------------
       REPORTING            9      SOLE DISPOSITIVE POWER

                                   427,500
     PERSON WITH           ---------------------------------------------------
                            1      SHARED DISPOSITIVE POWER
                            0      0
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          427,500
------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [ ]

------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          8.3%
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          CO
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT*
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

-------------------------------------  -----------------------------------------
CUSIP No.     488878307                Page    3         of   9           Pages
         ---------------------------       ------------    -------------
-------------------------------------  -----------------------------------------


------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Lawrence A. Heller

------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]
                                                                     (b) [ ]



------------------------------------------------------------------------------
    3     SEC USE ONLY


------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

          N/A
------------------------------------------------------------------------------
    5     CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(c)                                           [ ]

------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
------------------------------------------------------------------------------
       NUMBER OF             7     SOLE VOTING POWER

         SHARES                    427,500
                           ---------------------------------------------------
      BENEFICIALLY          8      SHARED VOTING POWER

     OWNED BY EACH                 0
                           ---------------------------------------------------
       REPORTING            9      SOLE DISPOSITIVE POWER

                                   427,500
     PERSON WITH           ---------------------------------------------------
                            1      SHARED DISPOSITIVE POWER
                            0      0
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          427,500
------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [ ]

------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          8.3%
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          IN
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT*
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                                   Page 4 of 9
Item 1:                    Security and Issuer.

                  This statement relates to shares of 8.25% Convertible Preferred Stock (the "Shares") of Kenetech Corporation (the "Company"). The principal executive offices of the Company are located at 500 Sansome Street, Suite 300, San Francisco, California 94111.

Item 2:                    Identity and Background.

(a)-(c)

                  Pursuant to Rule 13d-1(f)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Amendment No. 1 to Schedule 13D is being filed jointly by Lawrence A. Heller, an individual, and Quadrangle Offshore (Cayman) LLC, a Cayman Islands, B.W.I. company ("Quadrangle LLC"). Mr. Heller and Quadrangle LLC (collectively, the "Reporting Persons") are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act.

LAWRENCE HELLER

                  Mr. Heller is principally employed as a portfolio manager. Mr. Heller's principal business address is 31 West 52nd Street, 17th Floor, New York, New York 10019.

QUADRANGLE LLC

                  Quadrangle LLC is a company organized under the laws of the Cayman Islands with the objective of obtaining capital appreciation of its assets through the speculative trading of, and investment in, a diversified portfolio of securities. The principal business address of Quadrangle LLC is c/o Goldman Sachs (Cayman) Trust, Ltd., Harbour Centre, 2nd Floor, P.O. Box 896, George Town, Grand Cayman, Cayman Islands, B.W.I. The Portfolio Manager of Quadrangle LLC is L. Heller Advisors, LLC ("Heller Advisors"), a Delaware limited liability company which is principally engaged in the business of making investment and trading decisions on behalf of investors. The principal address of Heller Advisors is 31 West 52nd Street, 17th Floor, New York, New York 10019. Mr. Heller is the Managing Member of Heller Advisors and is solely responsible for making investment and trading decisions on behalf of Heller Advisors.

                  The directors of Quadrangle LLC are N.S. Nominees Ltd. and N.D. Nominees Ltd., both of which entities act as directors for offshore funds.

                  The redeemable voting shares of Quadrangle LLC are owned by Quadrangle Offshore (Cayman) S.A. ("Quadrangle S.A."). Quadrangle S.A. is a company organized under the laws of the Cayman Islands with the objective of obtaining capital appreciation of its assets through the speculative trading of, and investment in, a diversified portfolio of securities. The principal business address of Quadrangle S.A. is c/o Goldman Sachs (Cayman) Trust, Ltd., Harbour Centre, 2nd Floor, P.O. Box 896, George Town, Grand Cayman, Cayman Islands, B.W.I.

                  The directors of Quadrangle S.A. are Clive Harris and Martin Lang. Mr. Harris is principally employed as a partner of Paul Harris & Company, a Cayman Islands firm of Chartered Accountants, and Managing Director of International Management Services Ltd., the company management arm of that firm. Mr. Lang is principally employed as a Company Manager for International Management Services Ltd. The business address of both Mr. Harris and Mr. Lang is P.O. Box 61 GT, Harbour Centre, 4th Floor, George Town, Grand Cayman, Cayman Islands, B.W.I.

                   The Portfolio Manager of Quadrangle S.A. is Heller Advisors, of which Mr. Heller is the Managing Member.

                  The owner of the redeemable non-voting shares of Quadrangle LLC is Quadrangle Partners, L.P. ("Quadrangle L.P."), a Delaware limited partnership which principally functions as an investor in securities. The principal business address of Quadrangle L.P. is 31 West 52nd Street, 17th Floor, New York, New York 10019. The General Partner of Quadrangle L.P. is L. Heller & Co., LLC, a Delaware limited liability company organized for the purpose of acting as the general partner of Quadrangle L.P. Mr. Heller is the Managing Member of L. Heller & Co., LLC.

                  (d) To the best knowledge of the Reporting Persons, during the last five years, none of the persons named in this Item 2 have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) To the best knowledge of the Reporting Persons, during the last five years, none of the persons named in this Item 2 was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of a proceeding such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations with respect to such laws.

                  (f) Mr. Heller is a United States citizen. Mr. Harris is a British National resident in the Cayman Islands. Mr. Lang is a British citizen.

Item 3:                    Source and Amount of Funds or Other Consideration.

                  The transaction reported in this Amendment No. 1 to Schedule 13D is Quadrangle LLC's purchase of an additional 27,500 Shares on the open market at $1 15/16 per Share, for an aggregate purchase price of $53,281.25. As of the date of this Amendment No. 1 to Schedule 13D, Quadrangle LLC owns an aggregate of 427,500 Shares which it purchased on the open market for an aggregate purchase price of approximately $615,781.25. The source of funds used by Quadrangle LLC to purchase such Shares was working capital.

Item 4:                    Purpose of Transaction.

                  The Reporting Persons acquired beneficial ownership of the Shares reported herein as being beneficially owned by such persons for investment purposes. Depending upon market conditions and other factors that each of the Reporting Persons may deem material to their respective investment decisions, the Reporting Persons may purchase additional shares of the securities of the Company in the open market or in private transactions, or may dispose of all or a portion of the securities of the Company that each may beneficially own or hereafter may acquire. Except as otherwise set forth herein, the Reporting Persons have no plans or proposals which relate to, or could result in, any matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5:                    Interest In Securities of Issuer.

(a)-(b)

QUADRANGLE LLC

                  Quadrangle LLC beneficially owns 427,500 Shares, which represents approximately 8.3% of the outstanding Shares of the Company (based on 5,124,600 as the number of Shares issued and outstanding as of March 10, 1997, according to the Company's Annual Report on Form 10-K for the year ended December 31, 1996). Quadrangle LLC has the sole power to vote and dispose of all such Shares.

LAWRENCE HELLER

                  With respect to the Shares of the Company which are owned by Quadrangle LLC, Mr. Heller may be deemed to be a beneficial owner by virtue of his being the Managing Member of Heller Advisors, which is the Investment Advisor of both Quadrangle

                                                                   Page 7 of 9
LLC and Quadrangle S.A., as well as his being the Managing Member of L. Heller & Co., LLC, which is the General Partner of Quadrangle L.P.; as such, Mr. Heller is the only person in a position to make investment and voting decisions on behalf of Quadrangle LLC with respect to such Shares. Mr. Heller has the sole power to vote and dispose of all such Shares.

                  (c) The Reporting Persons purchased 27,500 Shares on the open market at $1 15/16 per Share on September 30, 1997.

                  (d) Each of the Reporting Persons affirms that no person other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Shares owned by the Reporting Persons.

                  (e) Not applicable.

Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

                  None of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons named in Item 2 hereto, have any contract, arrangement, understanding or relationship with any person with respect to any securities of the Company.

Item 7:                    Material to be Filed as Exhibits.

1. Agreement, dated July 14, 1997 (the "Agreement"), between the Reporting Persons relating to the filing of a joint acquisition statement pursuant to Rule 13d-1(f)(1).

                                   SIGNATURE

                  After reasonable inquiry, and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:   November 17, 1997

                                 QUADRANGLE OFFSHORE (CAYMAN) LLC

                                 By:      N.S. NOMINEES LTD., its Director

                                          By:      /s/ Martin Lang
                                                   Name:  Martin Lang
                                                   Title: Director

                                 /s/ Lawrence A. Heller
                                 Lawrence A. Heller

                                 EXHIBIT INDEX

1. Agreement between the Reporting Persons relating to the filing of a joint acquisition statement pursuant to Rule 13d-1(f)(1) -- incorporated by reference to Exhibit 1 to Schedule 13D filed by the Reporting Persons on July 15, 1997.